

4 September 2003    03 SEP 15    7:21

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

*Postal Address:*
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco



PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

03032044

SUPPL

Dear Sir

**St.George Bank Limited: 12g3-2(b) Information - File No.82-3809**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Capital Notes Interest Payment / Principal Repayment
- News Release – Profit Upgrade
- Crusade Global Trust No 2 of 2003
- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
**Secretary**



To:   Companies Announcements
      Australian Stock Exchange Limited

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Announcement Number: | 030826-A |
| Pages (Includes this page): | 1 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Advance Capital Notes Interest Payment** **Advance Capital Notes Issue No 2 & Issue No 3 Principal Repayment** |
| Date Sent: | 26 August 2003 |

St.George Bank Limited advises the record date for the Advance Capital Note interest payable 30 September 2003 is 16 September 2003.

The record date of 16 September 2003 will also apply to the principal repayment of the Advance Capital Notes Issue No 2 (SGBHB) and Issue No 3 (SGBHC), also due on 30 September 2003.

In accordance with the Terms and Conditions of Advance Capital Notes, for those holders receiving interest payment through a direct credit to a bank account, the maturing principal will be credited to that account. For those receiving interest payment by cheque, maturing principal will be paid by cheque generated in favour of Noteholder at their registered address.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

**R E T H I N K**



*news*
*release*

27 August 2003
REO30803

**St.George upgrades profit target & rules out potential for buy back in 2003**

St.George today announced an upgrade for its 2003 full year Earnings Per Share (EPS) growth target to a range of 13 to 14 per cent. The previous range was 11 to 13 per cent, up from an original 10 per cent. Double-digit EPS growth targets for 2004 and 2005 were also re-affirmed.

St. George also announced that growth in residential receivables for the ten months ended July 2003 was 17.5 per cent annualised.

St.George reported in its March interim results that housing lending had risen 12.5 per cent on an annualised basis. Growth for the full year 2002 was 8.6 per cent.

The solid momentum in residential lending can be attributed to favourable market conditions and a range of initiatives previously announced to the market. These initiatives include improving retention, more effective use of brokers particularly in Queensland and Victoria and boosting productivity in the proprietary lending channel.

Commercial lending has also been strong with annualised growth of 23.8 per cent for the ten months ended July 2003. This compares to 23.5 per cent for the six months ended March 2003. This growth has been primarily achieved from doing more with existing customers and high customer retention levels.

In light of the strong lending growth, the potential for a share buy back in 2003 no longer exists.

Managing Director Gail Kelly commented that 'the upgrade in the current year's EPS target and the continued profitable growth and sound quality in the Bank's lending businesses is pleasing. This healthy momentum in our business has allowed us to further upgrade our EPS targets for the 2003-year, and reaffirm double-digit EPS growth targets for 2004 and 2005'.

**Media Contact:**
Jeremy Griffith, Corporate Relations – Ph (02) 9236 1328 or 0411 259 432

**Investor Relations Contact:**
Sean O'Sullivan, Investor Relations Ph (02) 92363618 or 0412 139 711

R E T H I N K

st.george

*n e w s*

*r e l e a s e*

29 August 2003
RE060803

## St.George announces Crusade Global Trust No. 2 of 2003

St.George Bank today announced the start of a marketing campaign for a proposed global mortgage backed securities issue under the Crusade securitisation programme.

The issue is to be known as Crusade Global Trust No.2 of 2003. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

Securities with an equivalent value of A$2.2 billion in total will be issued, with a senior tranche of approximately US$1.4 billion and subordinated tranches of approximately A$46 million. It is expected that the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investors Service.

The issue will be Lead Managed by JP Morgan, with Barclays Capital, Credit Suisse First Boston and Deutsche Bank Securities as Co-Managers.

**Media Inquiries:**

Greg Kenny
General Manager Treasury and Capital Markets
Ph. (61) 2 9320 5507.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement,
## application for quotation of additional securities
## and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| ST.GEORGE BANK LIMITED |
|---|

ABN

| 92 055 513 070 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 9,570 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

## Appendix 3B
## New issue announcement

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Share issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29 August 2003 – 3,288 shares<br>3 September 2003 – 6,282 shares |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 505,590,408<br>3,000,000<br>174,965<br>217,134 | Ordinary shares<br>PRYMES<br>8.5% unsecured capital notes<br>8.25% unsecured capital notes |

| | Number | +Class |
|---|---|---|
| 9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 10,547 | Redeemable preference borrower share |
| | 359,095 | Redeemable preference depositor share |
| | 1 | Perpetual Note |

| | |
|---|---|
| 10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | To be treated in the same manner as other quoted ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

**Appendix 3B**
**New issue announcement**

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | ⁺Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a)  [ X ]  Securities described in Part 1

(b)  [   ]  All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35  [   ]  If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36  [   ]  If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37  [   ]  A copy of any trust deed for the additional ⁺securities

*(now go to 43)*

**Appendix 3B**
**New issue announcement**

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |

| | | |
|---|---|---|
| 39 | Class of +securities for which quotation is sought | |

40     Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41     Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | +Class |
|---|---|
| | |

42     Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

*(now go to 43)*


**Appendix 3B**
**New issue announcement**


---

## All entities

## Fees

43      Payment method (tick one)

    ☐    Cheque attached

    ☐    Electronic payment made

        Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

    ☐    Periodic payment as agreed with the home branch has been arranged

        Note:  Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

## Quotation agreement

1       +Quotation of our additional +securities is in ASX's absolute discretion.  ASX may quote the +securities on any conditions it decides.

2       We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

**Appendix 3B**
**New issue announcement**

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:                                                                Date:      01/9/2003
                  Secretary

Print name:      Rhonda Lee Quan

=  =  =  =  =



ASIC
Australian Securities & Investments Commission



# Change to company details

Form 484 — Corporations Act 2001

## Section C
Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may
photocopy the relevant page(s) and submit as part of this lodgement

**Company details**

Company name

ST. GEORGE BANK LIMITED

ACN/ABN

92 055 513 070

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

---

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then

## Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | C1 - Change to share structure table | C2 - Issue of shares | C3 - Cancellation of shares | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | ✓ | ✓ | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☒ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | ✓ | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

## C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| Share class code | Full title if not standard | Total number issued | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D    D]  [M    M]  [Y    Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| ORO | 9,570 | NIL | |
| | | | |
| | | | |
| | | | |
| | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2 9 / 0 9 / 0 3
[D    D]  [M    M]  [Y    Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes  (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☒ No  (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

# C3 **Cancellation of shares**

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

☐ Redeemable preference shares — **S.254J**
  - ☐ Redeemed out of profits
  - ☐ Redeemed out of proceeds of a fresh issue of shares

☐ Capital reduction — **S.256A – S.256E**
  - ☐ Single shareholder company
  - ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

☐ Share buy-back. — **ss.257H(3)**
  - ☐ Minimum holding buy-back only
  - ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

☐ Shares returned to a public company — **ss.258E(2) & (3)**
  - ☐ Under section 651C, 724(2), 737 or 738
  - ☐ Under section 1325A (court order)

☐ **Other**

  Description

  [                                                    ]

  Give section reference

  [                                                    ]

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D  D] [M  M] [Y  Y]

# C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

**OR**

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**The changes are**

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D    D]  [M    M]  [Y    Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D    D]  [M    M]  [Y    Y]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

**OR**

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

### The changes are

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |  |  |
|  |  |  |  |  |  |  |  |  |
|  |  |  |  |  |  |  |  |  |
|  |  |  |  |  |  |  |  |  |
|  |  |  |  |  |  |  |  |  |

**Earliest date of change**
Please indicate the earliest date that any
of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D    D]  [M    M]  [Y    Y]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D    D]  [M    M]  [Y    Y]

# C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

**OR**

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**The changes are**

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any
of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[ D    D ]  [ M    M ]  [ Y    Y ]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[ D    D ]  [ M    M ]  [ Y    Y ]

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

### The changes are

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any
of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[ D    D ]  [ M    M ]  [ Y    Y ]

**Date of entry of member's name in register**
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[ D    D ]  [ M    M ]  [ Y    Y ]

# Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

MICHAEL BOWAN

Capacity

☐ Director

☐ Company secretary

Signature

*[signature]*

Date signed

| 0 | 4 | / | 0 | 9 | / | 0 | 3 |
|---|---|---|---|---|---|---|---|
| [D | D] | | [M | M] | | [Y | Y] |

# Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ST GEORGE BANK LIMITED

ASIC registered agent number

14475

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☒ Name of lodging party

ELEANOR HUTTON

Office, unit, level, or PO Box number

LEVEL 8

Street number and Street name

182 GEORGE STREET

| Suburb/City | State/Territory |
|---|---|
| SYDNEY | NSW |

| Postcode | Country (if not Australia) |
|---|---|
| 2000 | |

| DX Number | DX City/suburb |
|---|---|
| | |

Telephone Number

02 9236 2832

✉ **Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**

| Telephone | 03 5177 3988 |
| Email | info.enquiries@asic.gov.au |
| Web | www.asic.gov.au/easylodge |

| | |
|---|---|
| ASIC registered agent number | 14475 |
| lodging party or agent name | ST. GEORGE BANK LIMITED |
| office, level, building name **or** PO Box no. | |
| street number & name | |
| suburb/city | state/territory          postcode |
| telephone | ( ) |
| facsimile | ( ) |
| DX number | suburb/city |

208      page 1/2      28 August 2001

## A BARCODE IS NOT

## REQUIRED ON THIS

## DOCUMENT

| | |
|---|---|
| ASS. | ☐ REQ-A ☐ |
| CASH. | ☐ REQ-P ☐ |
| PROC. | ☐ |

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

| | |
|---|---|
| company name | ST. GEORGE BANK LIMITED |
| A.C.N. | 92 055 513 070 |

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 3,298 | 29/09/2003 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 6,282 | 03/09/2003 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

| | |
|---|---|
| date of the contract (d/m/y) | / / |
| parties to the contract | |
| nature of the contract | |

☐ **The issue was made under written contract.**

| | |
|---|---|
| date of the contract (d/m/y) | / / |
| parties to the contract | |
| nature of the contract | |

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution

☐ The issue was made in satisfaction of a     or     ☐ The issue was made by using an account or reserve to
dividend declared in favour of, but not payable          pay up, or partly pay up, unissued shares to which the
in cash to the shareholders.                              shareholders have become entitled.

date of relevant resolution or authority  (d/m/y)        /    /

summary of the provisions of
the relevant resolution or
other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | **$** |

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: THE SHARES WERE ISSUED TO ST. GEORGE BANK LIMITED
STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE
SHARE PLAN APPROVED BY SHAREHOLDER'S AT THE
ST. GEORGE BANK LIMITED ANNUAL GENERAL MEETING
HELD ON 3 FEBRUARY 1995.

## Signature

I certify that the information in this form is true and complete.

print name   MICHAEL BOWAN   SECRETARY   capacity

sign here _____   04/09/2003

Small Business (less than 20 employees),
please provide an estimate of the time taken
to complete this form

*Include*
·     The time actually spent reading the
      instructions, working on the question
      and obtaining the information
·     The time spent by all employees in
      collecting and providing this
      information

         hrs          mins